July 27, 2010

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0504

Attention: Vince DiStefano, Esq.

VIA EDGAR AND OVERNIGHT MAIL

Re:	Registrant:	Natixis Funds Trust II
	File No.:	811-00242
	Filing Type:	Form N-1A

Dear Mr. DiStefano:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on July 9, 2010 regarding the Natixis Funds Trust II (the “Registrant”) registration statement on Form N-1A for the ASG Managed Futures Strategy Fund and Westpeak ActiveBeta® Equity Fund (each, a “Fund” and together, the “Funds”), which was filed with the Commission on May 14, 2010 (the “Registration Statement”). For your convenience, we have summarized each comment below, followed by the Registrant’s response. Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrant in the Registration Statement.

References to page numbers are to the revised Class A and C prospectus. For your convenience, we have excerpted the revised disclosure and included it in Exhibit A. Please note that the Registration Statement is scheduled to become effective automatically on July 30, 2010, and the Funds expect to commence offering their shares shortly thereafter.

1.	Comment. On the cover page of the prospectus, add ticker symbols for each Class of shares of each Fund.

Response. Ticker symbols for each Class of shares of each Fund have been added.

2.	Comment. On the cover page of the prospectus, delete the text “Natixis Funds, P.O. Box 219579, Kansas City, MO 64121-9579 · 800-225-5478 · www.funds.natixis.com.”

Response. In response to this comment, the text has been deleted.

3.	Comment. In the Annual Fund Operating Expenses table on page 1 of the prospectus, delete “other expenses have been” from the parenthetical in the line item “Other Expenses.”

Response. In response to the comment, the language “other expenses have been” has been deleted.

4.	Comment. Please confirm that both sets of bracketed percentages in footnote 1 of the “Fund Fees & Expenses” section on page 1 of the prospectus are the same amounts.

Response. The bracketed percentages represent the class-level limitations on the Fund’s annual operating expenses and will be the same amounts.

5.

Comment. Footnote 1 under the section “Fund Fees & Expenses” on page 1 of the prospectus states that the undertaking given by the Adviser excludes “certain expenses such as brokerage expenses, ...” What other expenses are excluded from the undertaking?

Response. In response to this comment the text “certain expenses such as” has been deleted and the term “organizational expenses” have been added to the footnote in the prospectus.

6.

Comment. The first paragraph under the sub-section “Principal Investment Strategies” on page 2 of the prospectus states that “…the Adviser typically will make extensive use of a variety of derivative instruments, including futures and forward contracts…” What other derivative instruments will be used by the Fund?

Response. The Adviser does not currently intend to invest in derivative instruments other than futures and forward contracts although it retains the flexibility to do so. Subject to the overall guidelines that normally no more than 25% of the Fund’s total assets will be dedicated to initial and variation margin payments relating to the Fund’s derivative transactions, no determination has been made as to what percentage of the Fund may be invested in other types of derivative securities, but it is currently expected that no more than 10% of the Fund’s net assets would be invested in any other specific type of derivative instrument. Registrant respectfully submits that additional disclosure is not required at this time.

7.

Comment. In the first paragraph under the sub-section “Principal Investment Strategies” on page 2 of the prospectus, several sentences state that the Fund “may” participate in certain investment strategies. Are these investment strategies principal?

Response. Registrant confirms that these strategies are principal investment strategies.

8.

Comment. In the third sentence of the second paragraph under the sub-section “Principal Investment Strategies” on page 2 of the prospectus, disclose what types of “other short-term, high quality securities” the Fund will invest in.

Response. In response to this comment, the Fund has revised this sentence to read: “The Fund expects that under normal market conditions it will invest at least 75% of its total assets in money market and other short-term, high quality securities (such as bankers’ acceptances, certificates of deposit, commercial paper, loan participations, repurchase agreements and time deposits) (the “Money Market Portion”) managed by Reich & Tang Asset Management, LLC (“Reich & Tang”), although the Fund may invest less than this percentage.”

9.

Comment. In the fourth sentence of the second paragraph under the sub-section “Principal Investment Strategies” on page 2 of the prospectus, disclose what types of “similar instruments” the Fund will invest in?

Response. In response to this comment, the Fund has revised this sentence to read: “The assets allocated to the Money Market Portion will be used primarily to support the Fund’s investments in derivatives and, secondarily, to provide the Fund with incremental income.

10.

Comment. In the last sentence of the second paragraph under the sub-section “Principal Investment Strategies” on page 2 of the prospectus, disclose what types of “other obligations” the Fund will invest in?

Response. In response to this comment, the Fund has revised this sentence to read: “The Fund will concentrate its investments in the financial services industry, which means it will normally invest at least 25% of its total assets in securities and other obligations (for example, bank certificates of deposit, repurchase agreements and time deposits) of issuers in such industry.

11.

Comment. Repeat the representations made in the Man-Glenwood Lexington TEI, LLC and Man-Glenwood Lexington TEI, LDC, SEC No-Action Letter (publicly available April 30, 2004)(“Man-Glenwood”) with respect to the wholly–owned subsidiary.

Response. Registrant respectfully submits that the Fund utilizes the Commodity Subsidiary in the manner contemplated by a no-action letter issued to Fidelity Select Portfolio with respect to its Gold Portfolio. Registrant does not believe this letter requires additional prospectus disclosure, nor does it believe that the recitation of the Man-Glenwood representations is appropriate. Therefore, no additional representations have been disclosed. See Fidelity Select Portfolio, SEC No-Action Letter (publicly available April 29, 2008).

12.

Comment. In the first sentence of the fifth paragraph under the sub-section “Principal Investment Strategies” on page 2 of the prospectus, replace the disclosure stating that the Fund “may” engage in active and frequent trading with a statement that the Fund “will” engage in active and frequent trading.

Response. In response to this comment the following disclosure has been added to the “Portfolio Turnover” section of the prospectus: “Due to the short-term nature of the Fund’s investment portfolio, the Fund will not calculate a portfolio turnover rate. The Fund’s trading in derivatives will be active and frequent. Active and frequent trading of derivatives, like active and frequent trading of securities, will result in transaction costs which reduce fund returns.” Corresponding revisions have been made to the sentence in the fifth paragraph referenced above.

13.	Comment. Move the second and third sentences of the fifth paragraph under the sub-section “Principal Investment Strategies” on page 2 of the prospectus to the sub-section “Principal Risks.”

Response. Registrant respectfully submits that the current disclosure is consistent with Instruction 7 to Item 9(b)(1) of Form N-1A.

14.	Comment. Delete the sixth paragraph under the sub-section “Principal Investment Strategies” on page 2 of the prospectus.

Response. In response to this comment the paragraph has been deleted.

15.

Comment. The prospectus should disclose the percentage of the Fund’s assets that will be used for investing in derivative securities. Confirm that the Fund will be able to meet the 1940 Act definition of an “investment company.”

Response. Pursuant to Sections 3(a)(1)(A) and 3(a)(1)(C) of the 1940 Act, an “investment company” is an issuer which “[i]s or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities,” (Section 3(a)(1)(A)) or “[i]s engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis” (Section 3(a)(1)(C)). As disclosed in the second paragraph of the “Principal Investment Strategies” section of the Fund’s prospectus, it is expected that, under normal market conditions, at least 75% of the Fund’s total assets will be invested in money market and other short-term, high-quality securities (“money market securities”), and that no more than 25% of the Fund’s total assets will be dedicated to initial and variation margin payments relating to the Fund’s derivative transactions. Investing in money market securities is a primary, disclosed strategy of the Fund, and the money market securities in which the Fund invests are of the type typically found in registered money market funds. The remainder of the Fund’s assets are expected to consist primarily of forward foreign currency contracts, futures on securities and securities indices and securities issued by a wholly-owned subsidiary organized under the laws of the Cayman Islands that itself will invest in commodities and commodity-related investments. As noted in the third paragraph of the “Principal Investment Strategies” section of the prospectus, it is expected that under normal circumstances no more than 10% of the Fund’s total assets will be dedicated to initial and variation margin payments relating to investments made through this Cayman Islands subsidiary.

Given the allocations discussed above, the Fund believes that, even if it is unclear whether certain of the Fund’s derivative instruments are “securities” under the 1940 Act, the Fund is an “investment company” under Section 3(a)(1) of the 1940 Act.

16.

Comment. Disclose the Fund’s risk exposures to individual markets. For example, what percentage of the Fund’s assets will be exposed to equity securities risk through its investment in index specific securities? What is the Fund’s overall exposure to commodities markets? What is the Fund’s exposure to specific commodities?

Response. The Fund’s principal investment strategies do not contemplate specific risk exposures with respect to individual markets. Those risk exposures are expected to vary over time depending on market conditions and other factors. The Registrant respectfully submits that no additional disclosure is required.

17.	Comment. Are there any limits on the percentage of Fund assets that may be invested in specific types of derivative securities such as credit default swaps?

Response. As disclosed in the sub-section “Principal Investment Strategies” of the prospectus, the Fund intends to make extensive use of futures and forward contracts. The Fund does not currently intend to invest in other types of derivative instruments, although it retains the flexibility to do so. Therefore, other derivative instruments, such as credit default swaps, may be used in the future. Subject to the overall guidelines that normally no more than 25% of the Fund’s total assets will be dedicated to initial and variation margin payments relating to the Fund’s derivative transactions, no determination has been made as to what percentage of the Fund may be invested in other types of derivative securities, but it is currently expected that no more than 10% of the Fund’s net assets would be invested in any other specific type of derivative instrument.

18.

Comment. In the sub-section “Principal Risks” on page 3 of the prospectus, move the third sentence in Equity Security Risk to the sub-section “Principal Investment Strategies” on page 2 of the prospectus.

Response. Registrant respectfully submits that because the Fund’s exposure to equity security risk is through its investment in derivatives rather than the securities themselves it is more appropriate to delete the third sentence rather than disclose it as a principal investment strategy. The sentence has been deleted from the prospectus.

19.	Comment. In the sub-section “Principal Risks” on page 3 of the prospectus, add disclosure regarding the risk of expropriation, nationalization and war to “Foreign Securities Risk.”

Response. In response to this comment the Registrant has included disclosure regarding the risk of expropriation, nationalization and war in “Foreign Securities Risk” under the section “Principal Investment Risks” on page 11 of the prospectus.

20.

Comment. In the sub-section “Principal Risks” on page 4 of the prospectus, “Leverage Risk” is disclosed as a principal risk. The use of leverage is not disclosed as a principal investment strategy. Please add disclosure regarding the Fund’s use of leverage.

Response. The Fund is exposed to “Leverage Risk” through its investment in derivative securities. Registrant respectfully submits that this information is already disclosed under “Derivatives Risk” in the “Principal Risks” sub-section of the prospectus.

21.	Comment. In the first paragraph under the sub-section “Risk/Return Bar Chart and Table” on page 4 of the prospectus, add disclosure pursuant to Instruction 1(b) to Item 4(b)(2) of Form N-1A.

Response. Registrant respectfully submits that because the Fund is new and has not yet commenced operations the current disclosure is consistent with Instruction 1(b) to Item 4(b)(2) of Form N-1A.

22.	Comment. In the paragraph under the section “Tax Information” on page 5 of the prospectus, delete the second and third sentences.

Response. In response to this comment the second and third sentences have been deleted from the current prospectus.

23.	Comment. In the Annual Fund Operating Expenses table on page 6 of the prospectus, remove “other expenses have been” from the parenthetical in the line item “Other Expenses.”

Response. Please refer to the response to Comment 3.

24.	Comment. In footnote 1 to the section “Fund Fees & Expenses” on page 6 of the prospectus, are both sets of the blank percentages in brackets the same amounts?

Response. Please refer to the response to Comment 4.

25.

Comment. Footnote 1 under the section “Fund Fees & Expenses” on page 6 of the prospectus states that the undertaking given by the Adviser excludes “certain expenses such as brokerage expenses, ...” What other expenses are excluded from the undertaking?

Response. Please refer to the response to Comment 5.

26.	Comment. In the first sentence of the first paragraph under the sub-section “Principal Investment Strategies” on page 7 of the prospectus, change the word “investments” to “securities.”

Response. In response to this comment the sentence has been revised accordingly.

27.

Comment. In the first sentence of the first paragraph under the sub-section “Principal Investment Strategies” on page 7 of the prospectus, to what other types of securities does the phrase “such as” refer?

Response. In response to this comment the phrase “such as” has been deleted from the disclosure.

28.

Comment. The first sentence of the second paragraph under the sub-section “Principal Investment Strategies” on page 7 of the prospectus references both large- and mid-capitalization companies in addition to the S&P 500 Index; however, the S&P 500 Index consists of large capitalization companies only. Why is there a reference to mid-capitalization companies?

Response. Registrant respectfully submits that the Fund’s definition of large and mid-capitalization companies may differ from that of the S&P 500 or other indexes. Registrant respectfully submits that the current prospectus disclosure accurately describes the market capitalization of the securities in which the Fund may invest and no additional disclosure is necessary.

29.	Comment. In the second bullet under the fourth paragraph under the sub-section “Principal Investment Strategies” on page 7 of the prospectus, change the word “concentration” to “focus.”

Response. In response to this comment, the sentence has been revised as follows: “This technique allows Westpeak to create highly diversified portfolios~~, which significantly limits concentration in individual securities~~.

30.	Comment. In the sixth paragraph under the sub-section “Principal Investment Strategies” on page 7 of the prospectus, is the REIT strategy principal? If so, add a summary of the REIT strategy.

Response. The Fund does not currently intend to invest in REITs as a principal investment strategy. The disclosure regarding the Fund’s investment in REITs has been deleted from the “Principal Investment Strategies” sub-section.

31.	Comment. In the paragraph under the section “Tax Information” on page 8 of the prospectus, delete the second and third sentences.

Response. Please refer to the response to Comment 22.

32.	Comment. In the sub-section “Principal Investment Strategies” on page 10 of the prospectus, explain the absolute return strategy.

Response. In response to this comment, the following disclosure has been added to the sub-section “Principal Investment Strategies”: “AlphaSimplex uses a proprietary quantitative model to identify price trends within multiple asset classes across time periods of varying lengths. AlphaSimplex believes that asset prices may show persistent trending behavior due to a number of behavioral biases among market participants as well as certain risk-management policies that will identify assets to purchase in upward-trending markets and identify assets to sell in downward-trending markets. AlphaSimplex believes that following trends across a widely diversified set of assets, combined with sophisticated risk management, may allow it to earn a positive expected return over time.”

In connection with the above-referenced filing, we acknowledge that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

•

Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the above-referenced filing; and

•	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we understand that the Division of Enforcement of the Commission has access to all information provided to the Staff in its review of the above-referenced filing or in response to the Division of Investment Management’s comments on the filing.

If you have any questions or require any clarification concerning the foregoing, please call me at 617-449-2818.

Very truly yours,

/S/ JOHN M. DELPRETE
John M. DelPrete
Assistant Secretary
Natixis Funds Trust II

cc:	Russell L. Kane, Esq.

Michael G. Doherty, Esq.

John M. Loder, Esq.

Exhibit A

Revised Disclosure Responding to Comment 4 & 5

(The following revised disclosure will appear on page 1 of the prospectus.)

The Fund’s investment adviser has given a binding contractual undertaking to the Fund to limit the amount of the Fund’s total annual fund operating expenses to 1.70% and 2.45% of the Fund’s average daily net assets for Class A and C shares, respectively, exclusive of brokerage expenses, interest expense, taxes, organizational and extraordinary expenses, such as litigation and indemnification expenses. This undertaking is in effect through April 30, 2012 and may be terminated before then only with the consent of the Fund’s Board of Trustees. The Fund’s investment adviser will be permitted to recover, on a class by class basis, management fees reduced and/or expenses reimbursed to the extent that expenses in later periods fall below 1.70% and 2.45% of the Fund’s average daily net assets for Class A and C shares, respectively. The Fund will not be obligated to repay any such reduced fees and expenses more than one year after the end of the fiscal year in which the fee/expense was reduced.

Revised Disclosure Responding to Comment 27

(The following revised disclosure will appear on page 7 of the prospectus.)

Under normal market conditions, the Fund will invest at least 80% of its net assets (plus any borrowings made for investment purposes) in equity securities (common and preferred stock).